Form 10-K, Exhibit 13
period 2000-01-01
STREAMLINE COM INC
filed 2000-03-31
CIK 1042091

                                                                  EXHIBIT 13.1

Selected Financial Information

                                                December 31,      December 31,      December 31,     December 31,      January 1,
                                                       1995              1996              1997             1998            2000
------------------------------------------------------------------------------------------------------------------------------------
(In thousands, except share data)

Statement of Operations Data:
Net sales                                          $    134        $    922          $  2,634          $  6,946          $ 15,380
Loss from continuing operations                      (1,030)         (1,889)           (8,500)          (10,437)          (20,653)
Loss attributable to common
   stockholders before extraordinary item            (1,050)         (2,049)           (8,471)          (10,958)          (20,046)
Net loss attributable
   to common stockholders                            (1,050)         (2,049)           (8,471)          (11,702)          (20,046)
Loss from continuing operations
   per common share                                   (0.34)          (0.64)            (2.53)            (3.06)            (1.84)
Loss attributable to common stockholders
   before extraordinary item
   per common share                                   (0.34)          (0.62)            (2.47)            (3.11)            (1.74)
Net loss attributable to common
   stockholders per common share                   $  (0.34)       $  (0.62)         $  (2.47)         $  (3.32)         $  (1.74)

Balance Sheet Data:
Total assets                                       $    289        $  3,618          $  7,897          $ 20,066          $ 50,914
Capital lease obligations, net of
   current portion                                       64             325               334               381             2,075
Redeemable, convertible,
   preferred stock                                       --           5,203            14,000            37,186                --

Management's Discussion and Analysis of Financial
Condition and Results of Operations

Overview

Streamline.com simplifies the lives of busy suburban families by providing Internet-based ordering and home delivery of a wide range of consumer goods and services such as groceries, household goods, health and beauty care items, dry-cleaning, video rentals and film processing. Streamline.com's typical customer tends to be a dual income household with at least one child and access to the Internet. Streamline.com also provides consumer packaged goods companies insight into consumer Internet purchasing behavior to help facilitate the development of their Internet merchandising capabilities and to broaden other research and marketing programs.

Streamline.com has grown rapidly, with revenue increasing to $15.4 million in 1999 from $2.6 million in 1997. During this same period, Streamline.com's net loss increased to $19.5 million in 1999 from $8.3 million in 1997. Streamline.com expects to continue to incur losses as it increases expenditures in all areas of operations in order to execute its business plan. In particular, Streamline.com expects to incur costs related to: expanding into new markets, increasing sales and marketing efforts and continuing to invest in technology systems and development.

Due to our history of net operating losses, we currently pay no federal or state income tax. As of January 1, 2000, we had federal and state net operating loss carryforwards of approximately $40.0 million and $39.8 million, respectively. These net operating losses are available to offset future income tax obligations unless federal or state tax law restrictions, such as those related to an ownership change as defined in the Internal Revenue Code, limit us from doing so.

Components of Revenue

Streamline.com has three primary sources of revenue. The majority of Streamline.com's revenue is generated by the sale of consumer products and services that Streamline.com aggregates in its fulfillment center and delivers to its customers' homes on a weekly basis. Streamline.com's product and service revenue is comprised of the retail prices Streamline.com charges its customers for these products and services. The wholesale prices Streamline.com pays its distributors and suppliers for such products and services are included as a cost of revenue. Streamline.com's customers also pay a monthly subscription fee of $30. In addition, Streamline.com receives advertising, research and marketing fees through arrangements with consumer packaged goods companies and e-commerce companies. Revenue from products and services is recognized upon delivery to the customer; subscription fees are recognized monthly; and advertising, research and marketing fees are recognized over the life of the applicable arrangement or as services are performed.

Results of Operations
Comparison of Fiscal Years ended January 1, 2000, December 31, 1998 and December 31, 1997:

Total Revenue

Total revenue increased 121.4% to $15.4 million in the twelve months ended January 1, 2000 from $6.9 million in the comparable period ended December 31, 1998. Total revenue increased 163.7% to $6.9 million in 1998 from $2.6 million in 1997. The increase in each year was primarily due to the continuing expansion of Streamline.com's customer base, a corresponding increase in subscription fees, and an increase in fees derived from advertising, research and marketing.

Product and Service Revenue, Net

Product and service revenue, net of returns increased 118.4% to $13.2 million in the twelve months ended January 1, 2000 from $6.0 million in the comparable period ended December 31, 1998. Product and service revenue, net of returns increased 232.0% to $6.0 million in 1998 from $1.8 million in 1997. The increase in revenue was the result of increases in Streamline.com's customer base and corresponding increases in the number of invoices for product and service revenue. The number of invoices increased 123.5% to approximately 132,000 in the twelve months ended January 1, 2000 from approximately 59,000 in the comparable period ended December 31, 1998. Average product and service revenue per invoice decreased slightly, to approximately $100 in the twelve months ended January 1, 2000 from approximately $102 in the comparable period ended December 31, 1998. In 1998, the number of

Management's Discussion and Analysis of Financial
Condition and Results of Operations (continued)

invoices increased 217.3% from approximately 18,000 in the period ended December 31, 1997. Average product and service revenue per invoice increased slightly, to approximately $102 in the twelve months ended December 31,1998 from approximately $101 in the comparable period ended December 31, 1997. Product and service revenue, net as a percentage of total revenue decreased to 85.6% in the twelve months ended January 1, 2000 from 86.7% in the comparable period ended December 31, 1998. Product and service revenue, net increased as a percentage of revenue to 86.7% in the period ended December 31, 1998 from 68.9% in the period ended December 31, 1997 as a result of an increased customer base and a decline in advertising, marketing and research fees as a percentage of total revenue.

Subscription Fees

Revenue from subscription fees increased 159.7% to $1.0 million in the twelve months ended January 1, 2000 from $391,000 in the comparable period ended December 31, 1998. Revenue from subscription fees increased 297.3% to $391,000 in 1998 from $98,000 in 1997. The increases were primarily due to an increase in the customer base to approximately 4,500 at January 1, 2000 from approximately 2,000 at December 31, 1998 and 900 at December 31, 1997.

Advertising, Research and Marketing Fees

Advertising, research and marketing fees increased 126.9% to $1.2 million in the twelve months ended January 1, 2000 from $529,000 in the comparable period ended December 31, 1998. These fees as a percentage of total revenue increased to 7.8% in the twelve months ended January 1, 2000 from 7.6% in the comparable period ended December 31, 1998. The increase in advertising, research and marketing fees is primarily due to an increase in the number of consumer packaged goods companies that became members of the Consumer Learning Center, a Streamline-sponsored research center focused on better understanding the Consumer Direct industry. Fees from advertising, research and marketing services decreased 26.6% to $529,000 in 1998 from $721,000 in 1997. Advertising, research and marketing fees as a percentage of total revenue decreased to 7.6% in 1998 from 27.4% in 1997. The decrease is primarily due to a reduction in the average amount paid by participants resulting from shorter membership periods.

Total Operating Expenses

Total operating expenses increased 107.3% to $36.0 million, or 234.3% of total revenues, in the twelve months ended January 1, 2000 from $17.4 million, or 250.3% of total revenues, in the comparable period ended December 31, 1998. Total operating expenses increased 56.1% to $17.4 million, or 250.3% of total revenue, in 1998 from $11.1 million, or 422.6% of total revenue, in 1997. The increase in operating expenses is a result of an increase in order volume, and an increase in infrastructure and general and administrative costs incurred to support Streamline.com's continued expansion. In 1999, these expenses further increased due to the opening of Streamline.com's second facility in the Washington, D.C. market in the fourth quarter. Total expenses decreased as a percentage of total revenues due to achieving operational efficiencies, offsetting fixed costs with higher order volumes, and increased advertising and marketing fee revenue.

Cost of Revenue

The cost of revenue increased to $10.6 million, or 69.1% of total revenues, in the twelve months ended January 1, 2000 from $5.0 million, or 71.9% of total revenues in the comparable period ended December 31, 1998. The cost of revenue increased to $5.0 million, or 71.9% of total revenue, in 1998 from $2.1 million, or 79.6% of total revenue, in 1997. The declines in cost of revenue as a percentage of total revenues are primarily a result of improved purchasing and inventory management in the product and service category, and a higher percentage of subscription fees as a percentage of total revenue.

Fulfillment Center Operations

Expenses attributable to fulfillment center operations increased 125.7% to $9.1 million, or 58.9% of total revenue, in the twelve months ended January 1, 2000 from $4.0 million, or 57.8% of total revenue, in the comparable period ended December 31, 1998. Expenses attributable to fulfillment center operations increased 44.9% to $4.0 million, or 57.8% of total revenue, in 1998 from $2.8 million, or 105.1% of total revenue, in 1997. These costs increased primarily as a result of increased order volume. In 1999, these costs

Management's Discussion and Analysis of Financial
Condition and Results of Operations (continued)

further increased as a result of the opening of Streamline.com's second facility in the Washington, D.C. area, and a partnership with Genco, a third party warehouse management company. Genco assumed the warehouse management functions in our facilities under a test outsourcing arrangement. The costs incurred under this agreement were higher than expected and as a result the agreement was terminated in the fourth quarter 1999.

Sales and Marketing

Sales and marketing expenses increased 237.2% to $5.0 million, or 32.4% of total revenue, for the twelve months ended January 1, 2000 from $1.5 million, or 21.3% of total revenue, for the comparable period ended December 31, 1998. Sales and marketing expenses increased 3.6% to $1.5 million, or 21.3% of total revenue, in 1998 from $1.4 million, or 54.2% of total revenue, in 1997. The increases were due to additional advertising and promotional activities undertaken to acquire new customers in the Boston market. Expenses further increased in 1999 as a result of the expansion into the Washington, D.C. market.

Technology Systems and Development

Expenses attributable to technology systems and development increased 25.4% to $3.8 million, or 24.5% of total revenue, for the twelve months ended January 1, 2000 from $3.0 million, or 43.2% of total revenue, for the comparable period ended December 31, 1998. Expenses attributable to technology systems and development increased 79.5% to $3.0 million, or 43.2% of total revenue, in 1998 from $1.7 million, or 63.5% of total revenue, in 1997. These costs increased primarily due to the costs associated with maintaining, enhancing and integrating Streamline.com's technology systems.

General and Administrative

General and administrative costs increased 95.0% to $7.6 million, or 49.4% of total revenues, for the twelve months ended January 1, 2000 from $3.9 million, or 56.1% of total revenues, for the comparable period ended December 31, 1998. General and administrative costs increased 23.1% to $3.9 million, or 56.1% of total revenue, in 1998 from $3.2 million, or 120.2% of total revenue, in 1997. These costs increased primarily due to the addition of necessary infrastructure and corporate staff to support continued corporate growth and expansion into new markets.

Other Income (Expense), Net

Other income (expense), net increased to income of $1.2 million in the twelve months ended January 1, 2000 from an expense of $(330,000) in the comparable period ended December 31, 1998 primarily due to increased interest income from higher cash balances from Streamline.com's initial public offering in June 1999, and reduced interest costs associated with the pay down of debt.

Other income (expense), net increased 311.0% to $(330,000) in 1998 from $(79,000) in 1997, largely due to a $519,000 increase in net interest expense resulting from Streamline.com's issuance of senior discount notes in 1998. This was offset by $182,000 of interest income Streamline.com received primarily from investing the proceeds of debt and equity financings completed during the year. Other expense in 1997 included losses incurred on the disposal of fixed assets.

Minority Interest

At December 31, 1997, Streamline.com held a majority interest in Streamline Mid-Atlantic, Inc. Portions of Streamline Mid-Atlantic's net losses were allocated to the minority interest. The allocation of the net losses of Streamline.com's subsidiary, Streamline Mid-Atlantic, Inc., to the minority interest decreased to $138,000 in 1998 from $265,000 in 1997. In 1998,
Streamline.com was allocated a per centage of net losses in excess of its ownership percentage due to the minority interest being allocated all of its allowable losses. In November 1998, Streamline.com acquired the remaining minority interest and now reports 100% of the income or loss of this subsidiary in its results of operations.

Extraordinary Loss

On September 18, 1998, Streamline.com redeemed all of its outstanding discount notes issued in April 1998 at a price of $7.0 million with the proceeds from the issuance of Streamline.com's Series D Preferred Stock. The redemption resulted in Streamline.com

Management's Discussion and Analysis of Financial
Condition and Results of Operations (continued)

recording an extraordinary loss on the extinguishment of debt of approximately $744,000. This loss included approximately $257,000 for a call premium, and $452,000 for the unamortized discount value associated with the warrants to purchase common stock issued in connection with the senior discount notes and $35,000 for the issuance of common shares and remaining deferred financing costs.

Liquidity and Capital Resources

For the twelve months ended January 1, 2000 operating activities used cash of $16.1 million, primarily attributable to the net loss incurred in the period, as compared to $9.4 million for the twelve months ended December 31, 1998. Investing activities used cash of $26.8 million in the twelve months ended January 1, 2000, as compared to $2.1 million for the twelve months ended December 31, 1998, primarily due to the purchase of marketable securities from capital raised by the initial public offering, the purchase of property and equipment to support the expansion of Streamline.com's operations, and costs associated with purchased and capitalized software for Streamline.com's customer ordering, warehouse management and financial systems.

Financing activities provided cash of $44.6 million in the twelve months ended January 1, 2000, as compared to $22.7 million in the twelve months ended December 31, 1998. Net proceeds from Streamline.com's initial public offering including the exercise of the underwriters' over-allotment, net of underwriting discounts and offering expenses, were approximately $45.0 million. Prior to its initial public offering, Streamline.com financed its operations and capital requirements primarily through the sale of redeemable convertible preferred stock and the issuance of senior discount notes.

The Company has incurred cumulative losses through January 1, 2000 of approximately $42.9 million and continues to have recurring operating losses and negative cash flows from operating activities. The Company expects to incur additional losses and will require additional financing as it expands its service into new and existing markets.

The Company's plans for 2000 are based upon an aggressive expansion strategy including the introduction of several new facilities and the acquisition of a significant number of new customers by year end. In addition, the 2000 plan includes funding the operating losses of a Chicago fulfillment center which was acquired in connection with the Company's merger with Beacon Home Direct, Inc., d/b/a Scotty's Home Market, on January 5, 2000. In order to implement the 2000 plan, the Company will need additional financing, and has engaged an investment banker to assist in securing additional private funding which the Company expects to receive by the end of the second fiscal quarter.

In the event the Company is unable to secure additional financing, an alternative plan has been developed to significantly reduce cash expenditures including delaying the capital expenditure costs and pre-opening expenses for the planned new facilities. In addition, the Company would significantly reduce marketing expenditures, reduce corporate headcount costs including all incentive compensation and reduce consulting and other miscellaneous spending. Furthermore, most corporate capital projects would be postponed until additional financing was obtained and the Company would pursue financing for certain asset purchases which were not originally anticipated to be financed.

The Company believes that its current cash, cash equivalents and marketable securities, along with either obtaining additional amounts from financing activities or implementing the initiatives described above, will allow the Company to fund its operations through the end of the first quarter of 2001. The Company also believes that access to capital in 2001 and future periods will be necessary to continue further expansion into additional markets. The Company's future financing requirements will depend upon many factors, including the successful acceptance of its products and services into new markets, expansion of its marketing efforts, the Company's results of operations and the status of its competitor's success in new markets. The Company believes that it will require substantial amounts of additional capital over the next several years and anticipates that this capital will be derived from a mix of strategic partnering arrangements or public offerings and private placements of debt or equity securities or both. There can be no assurance, however, that the Company will obtain additional funding to fund its operations and capital expenditures.

Market and Interest Rate Risk

To date, Streamline.com has not utilized derivative financial instruments or derivative commodity instruments. Streamline.com invests its cash in high quality (i.e.-A1/P1), short term commercial paper, corporate bonds, money market funds and United States government

Management's Discussion and Analysis of Financial
Condition and Results of Operations (continued)

securities, which are subject to minimal credit, market, and interest rate risk, and have no debt. Due to its short-term duration, the fair value of the Company's cash and investment portfolio at January 1, 2000 approximated carrying value. Interest rate risk was estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates for issues contained in the investment portfolio. The resulting hypothetical fair value was not materially different from the year-end carrying value. Therefore, Streamline.com believes the market and interest rate risks associated with these financial instruments are not material.

Acquisitions

In 1996, Streamline.com incorporated its subsidiary Streamline Mid-Atlantic, Inc., for the purpose of acquiring substantially all of the assets of Shopping Alternatives, Inc., a consumer direct company based in the Washington, D.C. area. In 1997 Streamline Mid-Atlantic sold approximately 45% of its common stock to third parties. In November 1998, Streamline.com acquired the outstanding minority interest in Streamline Mid-Atlantic and it once again became a wholly owned subsidiary. In connection with these transactions, Streamline.com recorded $1.3 million of goodwill which is being amortized on a straight-line basis over a five-year term.

On October 18, 1999, Streamline.com entered into a definitive agreement to acquire Beacon Home Direct, Inc. d/b/a Scotty's Home Market, a grocery home delivery company located in the Chicago, Illinois area. The company completed the transaction, which has been accounted for as a pooling of interests, on January 5, 2000. The Company issued approximately 3.7 million shares of its common stock in exchange for all outstanding shares of Scotty's. Additionally, outstanding warrants and options to acquire Scotty's common stock were converted into warrants and options to acquire a total of approximately 598,000 shares of Streamline.com common stock. Approximately $1.3 million of merger-related costs will be expensed in the first quarter of 2000.

Year 2000 Compliance

Streamline.com has experienced no year 2000 adverse effects on its internal systems or any involved in its supply chain, including purchasing, distribution, sales and accounting. Also, no errors were found related to date processing before or after January 1, 2000, including treatment of year 2000 as a leap year. Streamline.com will continue to monitor its hardware, software and imbedded systems as they are added or modified.

Inflation and Seasonality

While inflation or deflation has not had, and Streamline.com does not expect it to have, a material impact upon operating results, there can be no assurance that Streamline.com.'s business will not be affected by inflation or deflation in the future. Streamline.com experiences seasonal fluctuations due to various market conditions with average revenue per order declining slightly in the second and third quarters.

Factors that May Affect Future Results

This annual report contains forward-looking statements that involve risks and uncertainties. Any statement (including statements to the effect that Streamline.com "believes", "expects", "anticipates", "plans" and similar expressions) that are not statements relating to historical matters should be considered forward-looking statements. Our actual results may differ materially from the results discussed in the forward looking statements as a result of numerous important factors, including those discussed below.

Streamline.com Operates in a Highly Competitive Market Streamline.com competes in a highly competitive marketplace with a variety of traditional retailers, consumer direct companies and other delivery services. In the geographic markets we are in or expect to be in within the next 12 to 18 months we compete or expect to compete directly with other consumer direct retailers that have similar services, pricing strategies and product selections. Some of our current and potential competitors are larger than we are and have substantially greater financial resources. It is possible that increased competition or improved performance by our competitors may reduce our market share or adversely affect our business and financial performance in other ways.

Our Success Depends on Our Ability to Open New Consumer Resource Centers An important part of our business strategy is to aggressively increase the number of CRC's and the number of customers served out of new and existing CRC's. For this strategy to be

Management's Discussion and Analysis of Financial
Condition and Results of Operations (continued)

successful we need to successfully market to and acquire customers, identify and lease new sites for CRC's, hire and train employees and adapt our management and operational systems to meet the needs of our expanded operations. These tasks may be difficult to accomplish and if we are unable to accomplish any of these tasks our future revenue could be materially adversely affected.

Our Operating Results May Vary from Quarter to Quarter Our operating results have fluctuated from quarter to quarter in the past, and we expect that they will continue to do so in the future. Our revenues may not continue at rates similar to the rates reported in recent periods, and our operating results may fall short of either a prior fiscal period or investor's expectations. Factors that could cause these quarterly fluctuations include the following:

      o     customer demand being lower than anticipated;

      o seasonality (we typically experience lower average order sizes in the second and third quarters);

      o     one-time charges associated with acquisitions;

      o the level of marketing and advertising expenses associated with acquiring new customers; and

      o the number of new CRCs opened (pre-opening expenses are expensed as incurred and newer CRCs have higher operating losses than more mature CRCs).

A significant portion of our operating expenses, such as rent expense and employee salaries, does not vary directly with revenue and is difficult to adjust in the short term. As a result, if sales in a particular quarter are below our expectations for that quarter, Streamline.com could not proportionately reduce operating expenses for that quarter, and therefore a revenue shortfall would have a disproportionate effect on our expected net loss for the quarter.

The market price of our common stock is based in large part on professional securities analysts' expectations that our business will continue to grow and that Streamline.com will achieve certain revenue levels. If our financial performance in a particular quarter does not meet the expectations of securities analysts, this may adversely affect the views of those securities analysts concerning our growth potential and future financial performance. If the securities analysts that regularly follow us lower their ratings or lower their projections for our future growth and financial performance, the market price of our stock is likely to drop significantly. In addition, in those circumstances the decrease in the stock price would probably be disproportionate to the shortfall in our financial performance.

Rapid Growth Could Strain Our Operations Streamline.com has experienced rapid growth in orders, revenues, and number of employees in the past several years. This growth has placed significant demands on our management and operational systems. If we are not successful in continually upgrading our operational and financial systems, expanding our management team and increasing and effectively managing our employee bases this growth is likely to result in operational inefficiencies and ineffective management of our business and employees, which in turn will adversely affect our business and financial performance.

The Terms and Timing of Future Financings are Uncertain In order to continue an aggressive expansion plan, Streamline.com will require additional sources of financing. Also, it is possible that Streamline.com will require additional sources of financing earlier than anticipated as a result of unexpected cash needs or opportunities, expanded growth strategy or disappointing operating results. Additional funds may not be available on satisfactory terms when needed, whether in the next twelve months or thereafter. If funds are not available on a timely basis, the company will have to slow its planned expansion and customer growth which in turn would negatively impact our ability to meet the financial projections of securities analysts and could result in a negative impact to our stock price.

Report of Independent Accountants

To the Board of Directors and Stockholders of Streamline.com, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficit) and comprehensive loss and of cash flows present fairly, in all material respects, the financial position of Streamline.com, Inc. and its subsidiary at December 31, 1998 and January 1, 2000, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

February 9, 2000

Consolidated Balance Sheets

                                                                                                         December 31,    January 1,
                                                                                                                 1998          2000
------------------------------------------------------------------------------------------------------------------------------------
(In thousands, except share and per share data)

Assets
Current assets:
   Cash and cash equivalents                                                                                 $ 12,593      $ 14,323
   Marketable securities                                                                                           --        20,746
   Accounts receivable, net of allowance for doubtful accounts of none
     at December 31, 1998 and $88 at January 1, 2000                                                               88           424
   Inventory                                                                                                      324           811
   Prepaid expenses and other current assets                                                                      149         1,148
                                                                                                         ---------------------------
       Total current assets                                                                                    13,154        37,452

Property and equipment, net                                                                                     3,663         8,775
Purchased and capitalized software, net                                                                         2,025         3,226
Goodwill, net of accumulated amortization                                                                         992           732
Other assets, net                                                                                                 232           729
                                                                                                         ---------------------------
       Total assets                                                                                          $ 20,066      $ 50,914
                                                                                                         ===========================

Liabilities, Redeemable Convertible Preferred Stock and Stockholders' (Deficit) Equity
Current liabilities:
   Capital lease obligations                                                                                 $    236      $    957
   Accounts payable                                                                                               447         2,812
   Accrued expenses                                                                                               409           754
                                                                                                         ---------------------------
       Total current liabilities                                                                                1,092         4,523
                                                                                                         ---------------------------
Long-term portion of capital lease obligations                                                                    381         2,075

Commitments and contingencies (Note 12)

Redeemable convertible preferred stock, ($1.00 par value);
   Authorized:  680,000 at December 31, 1998 and January 1, 2000                                                   --            --
   Issued and outstanding: 368,570 shares issued and outstanding at December 31,1998
     and none issued and outstanding at January 1, 2000                                                        37,186            --

Stockholders' (deficit) equity:
   Preferred stock, $.01 par value; none authorized or outstanding at December 31, 1998
     and 5,000,000 authorized and none outstanding at January 1, 2000                                              --            --
   Common stock, $.01 par value; authorized: 22,700,000 at December 31, 1998
     and 50,000,000 at January 1, 2000                                                                             --            --
     Issued and outstanding; 3,699,539 shares issued and 3,665,539 outstanding at December 31, 1998 and 18,432,796 issued 18,398,796 outstanding
       at January 1, 2000                                                                                          37           184
   Additional paid-in capital                                                                                   5,060        87,327
   Treasury stock, at cost:  34,000 shares at December 31, 1998 and January 1, 2000                              (238)         (238)
   Accumulated other comprehensive loss                                                                            --            (8)
   Accumulated deficit                                                                                        (23,452)      (42,949)
                                                                                                         ---------------------------
       Total stockholders' (deficit) equity                                                                   (18,593)       44,316
                                                                                                         ---------------------------
       Total liabilities, redeemable convertible preferred stock and stockholders' (deficit) equity          $ 20,066      $ 50,914
                                                                                                         ===========================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations
For the Years Ended December 31, 1997 and 1998 and January 1, 2000

                                                                                 1997                1998                 1999
------------------------------------------------------------------------------------------------------------------------------------
(In thousands, except share and per share data)

Revenue:
   Product and service revenue, net                                          $      1,815         $      6,026         $     13,162
   Subscription fees                                                                   98                  391                1,017
   Advertising, research and marketing fees                                           721                  529                1,201
                                                                        ------------------------------------------------------------
       Total revenue                                                                2,634                6,946               15,380
                                                                        ------------------------------------------------------------

Operating expenses:
   Cost of revenue                                                                  2,098                4,992               10,624
   Fulfillment center operations                                                    2,769                4,013                9,058
   Sales and marketing                                                              1,428                1,479                4,987
   Technology systems and development                                               1,673                3,002                3,765
   General and administrative                                                       3,166                3,897                7,599
                                                                        ------------------------------------------------------------
       Total operating expenses                                                    11,134               17,383               36,033
                                                                        ------------------------------------------------------------
Loss from operations                                                               (8,500)             (10,437)             (20,653)

Other income (expense):
   Interest income                                                                     58                  240                1,352
   Interest expense                                                                   (50)                (569)                (113)
   Other                                                                              (87)                  (1)                 (83)
                                                                        ------------------------------------------------------------
       Total other income (expense), net                                              (79)                (330)               1,156
                                                                        ------------------------------------------------------------
Loss before minority interest and extraordinary item                               (8,579)             (10,767)             (19,497)
Minority interest in net loss of consolidated subsidiary                              265                  138                   --
                                                                        ------------------------------------------------------------
Loss before extraordinary item                                                     (8,314)             (10,629)             (19,497)
Extraordinary item - loss on early redemption of debt                                  --                  744                   --
                                                                        ------------------------------------------------------------
Net loss                                                                     $     (8,314)        $    (11,373)        $    (19,497)
                                                                        ============================================================
Dividends on preferred stock                                                          157                  329                  549

Net loss attributable to common stockholders                                 $     (8,471)        $    (11,702)        $    (20,046)
                                                                        ============================================================
Basic and diluted net loss per common share                                  $      (2.47)        $      (3.32)        $      (1.74)
Shares used in computing basic and diluted net loss
   per common share                                                             3,424,035            3,522,458           11,545,102

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Loss
For the Years Ended December 31, 1997 and 1998 and January 1, 2000

                                                                                            Accumulated
                                                                                                  Other
                                                                                          Comprehensive
                                                                                                   Loss                        Total
                                                Common Stock     Additional             Unrealized loss                stockholders'
                                                     $0.01 par      paid-in   Treasury    on Marketable   Accumulated         equity
                                               Shares    value      capital      stock       Securities       deficit      (deficit)
------------------------------------------------------------------------------------------------------------------------------------
(In thousands, except share and per share data)

Balance, December 31, 1996                   3,284,625    $ 33      $ 1,553                                  $ (3,765)    $ (2,179)
Sale of common stock                           163,857       1        1,146                                                  1,147
Dividends on preferred stock                                           (157)                                                  (157)
Issuance of warrants for the purchase of
  common stock in exchange for goods
  and services                                                          738                                                    738
Options exercised                               77,550       1           89                                                     90
Repurchase of common stock
  (29,000 shares)                                                                $(203)                                       (203)
Change in interest in consolidated
  subsidiary                                                            480                                                    480
Net loss                                                                                                       (8,314)      (8,314)
                                         -------------------------------------------------------------------------------------------

Balance, December 31, 1997                   3,526,032      35        3,849       (203)                       (12,079)      (8,398)
Dividends on preferred stock                                           (329)                                                  (329)
Issuance of warrants in connection
  with notes payable                                                    525                                                    525
Reduction in value of warrants granted in
  1997 in exchange for goods and services                               (67)                                                   (67)
Issuance of common stock and warrants for
   the purchase of common stock in
  exchange for goods and services               12,500      --          516                                                    516
Options exercised                               34,583       1           61                                                     62
Common stock issued to acquire
  minority interest                            126,424       1          505                                                    506
Treasury stock acquired in connection
  with forgiveness of notes receivable
  (5,000 shares)                                                                   (35)                                        (35)
Net loss                                                                                                      (11,373)     (11,373)
                                         -------------------------------------------------------------------------------------------

Balance, December 31, 1998                   3,699,539      37        5,060       (238)                       (23,452)     (18,593)
Dividends on preferred stock                                           (549)                                                  (549)
Issuance of warrants in connection
  with financing commitment                                             472                                                    472
Reduction in deferred financing costs
  related to recission of warrants in
  connection with financing commitment                                 (387)                                                  (387)
Issuance of common stock                     4,998,482      50       49,934                                                 49,984
Stock issuance costs                                                 (4,992)                                                (4,992)
Conversion of preferred stock                9,673,109      97       37,638                                                 37,735
Options and warrants exercised                  61,666      --          151                                                    151
Comprehensive loss:
  Unrealized loss on marketable securities                                                          $(8)
  Net loss                                                                                                    (19,497)
  Total comprehensive loss                                                                                                 (19,505)
                                         -------------------------------------------------------------------------------------------
Balance, January 1, 2000                    18,432,796    $184      $87,327      $(238)             $(8)     $(42,949)    $ 44,316
                                         ===========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
For the Years Ended December 31, 1997 and 1998 and January 1, 2000

                                                                                                 1997          1998          1999
------------------------------------------------------------------------------------------------------------------------------------
(In thousands, except share and per share data)

Cash flows from operating activities:
   Net loss                                                                                    $ (8,314)     $(11,373)     $(19,497)
   Adjustments to reconcile net loss to net cash used in operating activities
     Depreciation and amortization                                                                  674         1,532         2,700
     Amortization of discount on notes payable                                                       --           525            --
     Loss on disposal of fixed assets                                                                86           120            --
     Amortization of goodwill and other assets                                                      152           257           345
     Bad debt expense                                                                                --             7           142
     Issuance of warrants for the purchase of common stock in
        exchange for consulting services                                                            330           447            --
     Minority interest in net loss of consolidated subsidiary                                      (265)         (138)           --
     Changes in assets and liabilities:
       Accounts receivable                                                                          (68)          (18)         (478)
       Inventory                                                                                    (79)          (69)         (487)
       Prepaid expenses and other current assets                                                   (236)          226          (999)
       Other assets                                                                                  --          (183)         (497)
       Accounts payable                                                                             600          (684)        2,365
       Accrued expenses                                                                             429           (86)          345
                                                                                             ---------------------------------------
Net cash used in operating activities                                                            (6,691)       (9,437)      (16,061)
                                                                                             ---------------------------------------

Cash flows from investing activities:
   Purchases of marketable securities                                                                --            --       (29,867)
   Proceeds from sale of marketable securities                                                       --            --         9,113
   Purchases of property and equipment                                                           (1,450)         (833)       (3,596)
   Additions to purchased and capitalized software                                               (1,386)       (1,238)       (2,491)
                                                                                             ---------------------------------------
Net cash used in investing activities                                                            (2,836)       (2,071)      (26,841)
                                                                                             ---------------------------------------

Cash flows from financing activities:
   Proceeds from sale of common stock                                                             1,147            --        49,984
   Proceeds from sale of common stock of subsidiary                                                 400            --            --
   Proceeds from sale of preferred stock                                                          9,000        22,857            --
   Proceeds from the exercise of stock options and warrants                                          90            62           151
   Stock issuance costs                                                                              --            --        (4,992)
   Purchases of treasury stock                                                                     (203)           --            --
   Dividend payments on preferred stock                                                            (360)           --            --
   Issuance of notes receivable                                                                      --           (35)           --
   Proceeds from notes payable-related party                                                         --           600            --
   Payments on notes payable-related party                                                           --          (600)           --
   Proceeds from notes payable                                                                       --         7,000            --
   Payments on notes payable                                                                         --        (7,000)           --
   Principal payments on capital lease obligations                                                 (106)         (229)         (511)
                                                                                             ---------------------------------------
Net cash provided by financing activities                                                         9,968        22,655        44,632
                                                                                             ---------------------------------------
Net increase in cash and cash equivalents                                                      $    441      $ 11,147      $  1,730
Cash and cash equivalents, beginning of year                                                      1,005         1,446        12,593
                                                                                             ---------------------------------------
Cash and cash equivalents, end of year                                                         $  1,446      $ 12,593      $ 14,323
                                                                                             =======================================

Supplemental information:
   Cash paid for interest                                                                      $     47      $    495      $    113

Non-cash financing and investing transactions:
   Assets acquired with capital lease obligations                                              $    267      $    315      $  2,926
   Issuance of subsidiary's stock and warrants in connection with acquisition (Note 4)              485            --            --
   Assumption of liabilities in connection with acquisition (Note 4)                                370            --            --
   Issuance of common stock in connection with purchase of minority interest (Note 4)                --           506            --
   Issuance and measurement of warrants in connection with capitalized assets (Note 10)             408           (34)           --
   Issuance of warrants in connection with debt (Note 6)                                             --           525            --
   Issuance of common stock for services provided                                                    --            35            --
   Common stock received in consideration of note receivable (Note 6)                                --            35            --
   Dividends accrued on preferred stock (Note 9)                                                    157           329           549
   Conversion of preferred stock into common stock                                                   --            --        37,735
   Issuance of warrants in connection with financing commitment                                      --            --           472
   Reduction in deferred financing costs related to recission of warrants in
     connection with financing commitment                                                            --            --          (387)
   Unrealized loss on marketable securities                                                          --            --            (8)

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
In thousands, except share and per share data

1. Description of Business

Streamline.com, Inc. ("Streamline.com" or the "Company") was incorporated in the state of Delaware in 1993 and provides Internet-based ordering and home delivery of a wide range of goods and services to consumers. The Company seeks to simplify the shopping chores of busy suburban families who place a high value on their time and demand service excellence. The Company consolidates products and services currently offered by various suppliers into a single weekly delivery to its consumers, thus minimizing their need to make frequent trips to multiple physical stores. During 1999, the Company provided its products and services from two service centers in the greater Boston and Washington, DC suburbs that it intends to replicate in other markets nationwide.
Additionally, the Company has working relationships with various consumer packaged goods companies to perform market research on consumer purchasing behavior.

The Company has incurred cumulative losses through January 1, 2000 of approximately $42.9 million and continues to have recurring operating losses and negative cash flows from operating activities. The Company expects to incur additional losses and will require additional financing as it expands its service into new and existing markets.

The Company's plans for 2000 are based upon an aggressive expansion strategy including the introduction of several new facilities and the acquisition of a significant number of new customers by year end. In addition, the 2000 plan includes funding the operating losses of a Chicago fulfillment center which was acquired in connection with the Company's merger with Beacon Home Direct, Inc., d/b/a "Scotty's" Home Market, on January 5, 2000. In order to implement the 2000 plan, the Company will need additional financing and has engaged an investment banker to assist in securing additional private funding which the Company expects to receive by the end of the second fiscal quarter.

In the event the Company is unable to secure additional financing, an alternative plan has been developed to significantly reduce cash expenditures including delaying the capital expenditure costs and pre-opening expenses for the planned new facilities. In addition, the Company would significantly reduce marketing expenditures, reduce corporate headcount costs including all incentive compensation and reduce consulting and other miscellaneous spending. Furthermore, most corporate capital projects would be postponed until additional financing was obtained and the Company would pursue financing for certain asset purchases which were not originally anticipated to be financed.

The Company believes that its current cash, cash equivalents and marketable securities, along with either obtaining additional amounts from financing activities or implementing the initiatives described above, will allow the Company to fund its operations through the end of the first quarter of 2001. The Company also believes that access to capital in 2001 and future periods will be necessary to continue further expansion into additional markets. The Company's future financing requirements will depend upon many factors, including the successful acceptance of its products and services into new markets, expansion of its marketing efforts, the Company's results of operations and the status of its competitor's success in new markets. The Company believes that it will require substantial amounts of additional capital over the next several years and anticipates that this capital will be derived from a mix of strategic partnering arrangements or public offering and private placements of debt or equity securities or both. There can be no assurance, however, that the Company will obtain additional funding to fund its operations and capital expenditures.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. In 1998, the Company purchased the remaining minority interest in its subsidiary (see Note 4). All significant intercompany transactions have been eliminated.

Change in Year-End

As of October 2, 1999, the Company began reporting its earnings on a retail calendar, using four 13-week quarters. The Company's year-end will be on the Saturday closest to the 31st day of December. This change would not have had a material impact on prior reported results.

In thousands, except share and per share data

Revenue Recognition

Product and service revenue is recognized upon delivery of goods and services to the customer. Advertising, research and marketing fees are recognized over the life of the contract or as the services are performed. Subscription revenues are billed and recognized monthly.

Customer Acquisition Costs and Pre-opening Costs

Customer acquisition costs and pre-opening costs are expensed as incurred.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. The Company invests its excess cash in money market funds and marketable securities that are subject to minimal credit and market risk. Cash equivalents at December 31, 1998 and January 1, 2000 included approximately $12,256 and $1,636, respectively, in money market funds.

Marketable Securities

Marketable securities include high-grade commercial paper and corporate bonds. Debt and equity securities are classified as available-for-sale to support current operations or to take advantage of other investment opportunities. These securities are stated at cost plus accrued interest which approximates fair market value and all mature within one year. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion as well as interest are included in interest income. The Company's investments in debt and equity securities are diversified among high-credit quality securities in accordance with the Company's investment policy. Securities available-for-sale are carried at fair value, with the unrealized gains and losses reported as a separate component of stockholders' equity and comprehensive loss. The Company has had no investments that qualify as trading. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

Property and Equipment

Property and equipment are recorded at cost and are depreciated over their estimated useful lives of three to seven years using the straight-line method. Assets held under capital leases are amortized over the shorter of the lease life or the estimated useful life of the asset. Repairs and maintenance costs are expensed as incurred. Upon retirement or sale, the cost of the assets disposed and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

Purchased Software, Capitalized Software and Technology Systems and Development

Purchased third party software and related implementation costs are recorded at cost and are amortized over their estimated useful lives, typically three years using the straight-line method. Internal and external costs incurred related to the application development stage of internal use software are capitalized and amortized over their estimated useful lives, typically three years using the straight-line method. Amortization expense related to purchased and capitalized software is included in technology systems and development expense.

Technology development costs are charged to technology systems and development expense as incurred. Technology development costs include internal and external costs incurred in the development and enhancement of software used internally or used in connection with services provided by the Company that do not otherwise qualify for capitalization, the costs of maintenance and minor enhancements and the costs associated with maintaining and supporting internal information systems.

The Company capitalized approximately $1,238 and $2,491 for purchased and capitalized software for the years ended December 31, 1998 and January 1, 2000, respectively. Amortization expense for purchased and capitalized software was approximately $189, $708, and $1,290 for years ended December 31, 1997 and 1998, and January 1, 2000, respectively.

In thousands, except share and per share data

Goodwill

Goodwill is being amortized on a straight-line basis over a five-year term. The Company periodically evaluates the possible impairment of long-lived assets, including goodwill, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If such an event occurred, the Company would project the future undiscounted cash flows expected to result from the asset. If such projections indicated that the carrying value would not be recoverable, the Company would reduce the carrying value of the asset by the estimated excess of such value over future projected discounted cash flows. Accumulated amortization of goodwill as of December 31, 1998 and January 1, 2000 was approximately $308 and $569, respectively.

Year 2000 Costs

Costs of modifying computer software to ensure Year 2000 compliance are expensed as incurred.

Advertising

The Company expenses costs related to advertising as incurred. Advertising expense was approximately $389, $557 and $2,998, for the years ended December 31, 1997 and 1998, and January 1, 2000, respectively.

Inventory

The Company values all of its inventories at the lower of cost or market value. Cost is determined on an average cost basis. All inventory items represent finished goods.

Income Taxes

The Company provides for income taxes under the liability method that requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between financial statement and tax bases of assets and liabilities, as measured by the current tax rates. Under this method, a valuation allowance is required against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Management periodically evaluates the recoverability of deferred tax assets and the level of the adequacy of the valuation allowance. At such time as it is determined that it is more likely than not that deferred tax assets are realizable, the valuation allowance will be appropriately reduced.

Accounting for Stock-Based Compensation

The Company accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts with fixed exercise prices at least equal to the fair market value of the Company's common stock at the date of grant. The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," (Note
10). Stock-based awards, including warrants to non-employees, are accounted for at their fair value.

Risks and Uncertainties and Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has a limited operating history (also see Note 1), has never achieved profitability and is therefore subject to risks and uncertainties such as the uncertain nature of the markets in which the Company competes and the risk that the Company may be unable to manage any future growth successfully.

In thousands, except share and per share data

In addition, the Company is subject to the risks encountered by companies relying on the continued growth of on-line commerce and Internet infrastructure. The risks include the use of the Internet as viable commercial marketplace and the potentially inadequate development of the necessary network infrastructure.

Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, and marketable securities. As of December 31, 1998 and January 1, 2000, these financial instruments carrying values approximated fair value. The Company primarily invests its excess cash with high credit quality financial institutions including primarily commercial paper and corporate bonds. The Company has not experienced any significant losses on its cash, cash equivalents or marketable securities.

Net Loss Per Share

The Company computes basic and diluted net loss per share in accordance with SFAS No. 128, "Earnings Per Share." Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted loss per share does not differ from basic loss per share since potential common shares from conversion of preferred stock, stock options and warrants are antidilutive for all periods presented.

Basic and diluted loss per share were calculated as follows:

                                                                             1997                   1998                   1999
------------------------------------------------------------------------------------------------------------------------------------

Numerator:
   Loss before extraordinary item                                        $     (8,314)          $    (10,629)          $    (19,497)
   Dividends on preferred stock                                                   157                    329                    549
                                                                     ---------------------------------------------------------------

   Loss attributable to common stockholders
     before extraordinary item                                                 (8,471)               (10,958)               (20,046)
   Extraordinary item                                                              --                    744                     --
                                                                     ---------------------------------------------------------------
   Net loss attributable to common stockholders                          $     (8,471)          $    (11,702)          $    (20,046)
                                                                     ===============================================================
Denominator:
   Weighted average common shares
     outstanding                                                            3,424,035              3,522,458             11,545,102

Basic and diluted net loss per common share:
   Loss per common share before extraordinary item                       $      (2.47)          $      (3.11)          $      (1.74)
   Extraordinary item                                                              --                  (0.21)                    --
                                                                     ---------------------------------------------------------------
   Net loss per common share                                             $      (2.47)          $      (3.32)          $      (1.74)
                                                                     ===============================================================

Outstanding options of 726,750, 593,000 and 2,132,746, as of December 31, 1997 and 1998 and January 1, 2000, respectively, were not included in the diluted loss per share computation because their effect would be antidilutive. Outstanding warrants of 435,714, 788,714 and 753,714 as of December 31, 1997 and 1998 and January 1, 2000, respectively, were not included in the diluted loss per share calculation because their effect would be antidilutive. Through February 9, 2000, the company granted 377,300 options under the company stock option plans. All grants were issued at exercise prices equal to the fair market value of the common stock.

Comprehensive Income (Loss)

The Company's comprehensive loss is the same as the net loss presented for the years ended December 31, 1997 and 1998. The comprehensive loss for the year ended January 1, 2000 has been disclosed on the statement of stockholders' equity and comprehensive loss.

In thousands, except share and per share data


3. Marketable Securities

The following is a summary of the marketable securities at January 1, 2000 classified as current assets (in thousands):

                                                Unrealized     Unrealized    Fair market
                                        Cost         gains         losses          value
----------------------------------------------------------------------------------------
Available for sale securities:
  Corporate bonds                   $ 11,505           $--           $(10)      $ 11,495
  Commercial paper                     9,249             2             --          9,251
                                    ----------------------------------------------------
                                    $ 20,754           $ 2           $(10)      $ 20,746
                                    ----------------------------------------------------

Gross realized gains and losses on marketable securities were not significant. The Company did not have any marketable securities at December 31, 1998.

4. Subsidiary and Minority Interest

The Company established Streamline Mid-Atlantic, Inc. ("Mid-Atlantic") as a wholly owned subsidiary in February 1997, receiving 2.2 million common shares of Mid-Atlantic in exchange for $22 cash.

In February 1997, Mid-Atlantic issued 800,000 shares of common stock in a private offering to third parties, in exchange for net proceeds of $400. Mid-Atlantic acquired substantially all of the assets and liabilities of Shopping Alternatives, Inc., a provider of home grocery services. In the same month, stockholders of Shopping Alternatives received 970,000 shares of Mid-Atlantic common stock plus warrants to purchase 30,000 shares of Mid-Atlantic common stock. The value ascribed to the warrants was nominal. In accordance with the purchase method of accounting, the purchase price of approximately $855, which includes approximately $370 of liabilities assumed, was allocated first to the fair value of the net assets acquired from Shopping Alternatives. The excess of the purchase price over the fair value of the acquired assets of approximately $794 was recorded by Mid-Atlantic as acquired goodwill, in the absence of other intangibles, to be amortized on a straight-line basis over a period of five years. The accompanying financial statements for the year ended December 31, 1997 reflect the resultant change in interest of the Company's ownership of Mid-Atlantic from 100% to approximately 55%.

In November 1998, the Company acquired the outstanding minority ownership interest of Mid-Atlantic in a single transaction in which minority stockholders of Mid-Atlantic received 126,424 shares of the Company's common stock, $0.01 par value, having a fair value of approximately $506 at the date of acquisition. In accordance with the purchase method of accounting, the Company allocated the purchase price first to the fair value of the net assets of Mid-Atlantic, as of the date of the transaction. The resulting total goodwill associated with Mid-Atlantic, representing the excess of the purchase price over the fair value of the acquired assets of approximately $1,300 at December 31, 1998, is being amortized on a straight-line basis over a period of five years. Unaudited pro forma combined results as if the acquisition had occurred at the beginning of either of the fiscal years are not materially different than the results presented.

In thousands, except share and per share data


5. Property and Equipment
Property and equipment consists of the following:

                                               Useful lives
                                                 in years        1998          1999
-------------------------------------------------------------------------------------
Computer equipment                                  3-5        $   822        $ 1,681
Equipment, furniture and fixtures                  5-10          2,071          4,621
Vehicles                                              5            589          1,633
Leasehold improvements                             5-10          1,631          3,700
                                                               ----------------------
                                                                 5,113         11,635
Accumulated depreciation and amortization                       (1,450)        (2,860)
                                                               ----------------------
                                                               $ 3,663        $ 8,775
                                                               ======================

At December 31, 1998 and January 1, 2000, the costs of fixed assets held under capital leases and included above amounted to approximately $1,029 and $3,918, respectively, and accumulated amortization related to such assets amounted to approximately $338 and $423, respectively.

6. Debt

In April 1998, the Company received proceeds of $7,000 in connection with the issuance of Senior Discount Notes ("Discount Notes"). The Company issued 777 units each consisting of a $10 aggregate principal amount of Discount Notes and
546.88 warrants to purchase common stock. The $7,770 face amount of the Discount Notes is due April 15, 2001. The Discount Notes bear interest initially in the form of accretion in the principal amount outstanding up to the face amount at the rate of 11% per annum until April 15, 1999. Thereafter, the Discount Notes bear interest on the face amount at the rate of 12% per annum with interest payable semiannually until maturity.

In conjunction with the issuance of the Discount Notes, the Company also issued warrants for the purchase of up to a total of 425,000 shares of the Company's common stock. Warrants to purchase 225,000 shares of common stock at $7.00 per share vested immediately. The remaining 200,000 warrants vest periodically at varying exercise prices until 2001 based upon the Company obtaining certain amounts of financing. All of these warrants expire upon the earlier of April 15, 2005 or five years after a public offering by the Company raising at least $25,000. The Company recorded approximately $525 of additional paid-in capital for the fair value of the warrants on the issuance date as an additional discount associated with the Discount Notes.

On September 18, 1998, the Company redeemed all of the Discount Notes at a price of $7,000 plus approximately $334 of interest and $257 for a call premium with the proceeds from the issuance of the Company's Series D Preferred Stock (Note
8). In addition, the Company modified the terms of the warrants issued in connection with this debt such that the remaining unvested warrants to purchase 200,000 shares of the common stock expired immediately in exchange for the issuance of 5,000 shares of common stock for $0.1. The redemption resulted in the Company recording an extraordinary loss on the extinguishment of debt of approximately $744 including approximately $257 for the call premium, approximately $452 for the unamortized discount value associated with the warrants and approximately $35 for the issuance of the common shares and the remaining deferred financing costs.

7. Related Party Transactions

During 1997, the Company paid consulting fees under an agreement with a marketing firm, the Chief Executive Officer of which is a director of the Company. Total fees paid under this agreement during 1997 were approximately $338. Additionally during 1997, the Company issued warrants valued at $25 to this firm for the purchase of 50,000 shares of the Company's common stock at an exercise price of $2.04 per share with an expiration date in 2001.

In thousands, except share and per share data


During 1997, the Company repurchased 11,500 shares of its common stock from its Chairman and Chief Executive Officer at a purchase price of $7.00 per share, which the Company's Board of Directors determined to be the fair value of those shares at the date of repurchase.

During 1997, 1998, and 1999, the Company paid fees for technology development and consulting under an agreement with a firm, the Chief Executive Officer of which is a current director and former officer of the Company. Fees paid by the Company under this agreement totaled approximately $1,250, $1,676, and $1,218 in 1997, 1998, and 1999, respectively. In addition, during 1997 the Company issued warrants valued at approximately $330 to this firm for the purchase of 50,000 shares of the Company's common stock at an exercise price of $2.04 per share with an expiration date in 2007. During 1998, the Company issued additional warrants valued at approximately $447 to this firm for the purchase of 100,000 shares of its common stock at an exercise price of $4.00 per share with an expiration date in 2003. Costs associated with these transactions have been recorded as additions to capitalized software of approximately $683 and $468 for the years ended December 31, 1998 and January 1, 2000, respectively, and as technology systems and development expense of $1,440 and $750 for the years ended December 31, 1998 and January 1, 2000, respectively.

During 1998, the Company issued convertible subordinated notes payable in the amount of $200 to two directors of the Company, and $400 to five stockholders of the Company, which were redeemed during 1998 at par value plus accrued interest.

On April 13, 1999, the Company issued warrants valued at approximately $472 to a significant investor for the purchase of 75,000 shares of the Company's common stock at an exercise price of $7.00 per share, in connection with a financing commitment. In June 1999, the stockholder agreed to rescind all of its rights pursuant to this warrant, effective as of the closing of the initial public offering. In connection with this recission, the Company reversed the remaining unamortized deferred financing costs of approximately $387 at the time of the initial public offering.

During 1999, the Company paid fees to a technology firm, which is also an investor. Fees paid by the Company totaled approximately $77.

The Company has capital equipment lease arrangements with one of its stockholders and its affiliated entities. The Company paid approximately $69, $198 and $561 in the years ended December 31, 1997 and 1998, and January 1, 2000, respectively under these capital lease arrangements. As of December 31, 1998 and January 1, 2000, amounts due to these related parties are $458 and $716, respectively and have been included as capital lease obligations on the balance sheet.

All warrant activity described in Note 11 during the years ended December 31, 1997 and 1998, and January 1, 2000 was with stockholders of the Company.

In thousands, except share and per share data


8. Redeemable Convertible Preferred Stock

The following table reflects redeemable convertible preferred stock activity from December 31, 1996 through January 1, 2000:

                                     Series A            Series B            Series C
                                 ----------------    ----------------    -----------------
                                 Shares    Amount    Shares    Amount    Shares     Amount
-------------------------------------------------------------------------------------------
Balance at December 31, 1996     50,000   $ 5,203        --   $    --        --    $    --

Shares of Series B issued            --        --    80,000     8,000        --         --
Shares of Series C issued            --        --        --        --    10,000      1,000
Accrual of Series A dividends        --       157        --        --        --         --

Payment of Series A dividends        --      (360)       --        --        --         --
                              -------------------------------------------------------------
Balance at December 31, 1997     50,000     5,000    80,000     8,000    10,000      1,000

Shares of Series D issued            --        --        --        --        --         --
Accrual of Series D dividends        --        --        --        --        --         --
                              -------------------------------------------------------------
Balance at December 31, 1998     50,000     5,000    80,000     8,000    10,000      1,000

Accrual of Series D dividends        --        --        --        --        --         --
Conversion to common stock
  in connection with initial
  public offering               (50,000)   (5,000)  (80,000)   (8,000)  (10,000)    (1,000)
                              -------------------------------------------------------------
Balance at January 1, 2000           --   $    --        --   $    --        --    $    --
                              =============================================================


                                      Series D                Total
                                  -----------------      -----------------
                                  Shares     Amount      Shares     Amount
--------------------------------------------------------------------------
Balance at December 31, 1996          --    $     --     50,000   $  5,203

Shares of Series B issued             --          --     80,000      8,000
Shares of Series C issued             --          --     10,000      1,000
Accrual of Series A dividends         --          --         --        157

Payment of Series A dividends         --          --         --       (360)
                              --------------------------------------------
Balance at December 31, 1997          --          --    140,000     14,000

Shares of Series D issued        228,570      22,857    228,570     22,857
Accrual of Series D dividends         --         329         --        329
                              --------------------------------------------
Balance at December 31, 1998     228,570      23,186    368,570     37,186

Accrual of Series D dividends         --         549         --        549
Conversion to common stock
  in connection with initial
  public offering               (228,570)    (23,735)  (368,570)   (37,735)
                              --------------------------------------------
Balance at January 1, 2000            --    $     --         --   $     --
                              ============================================

During 1997, the Company amended its certificate of incorporation to amend the rights of the Series A redeemable cumulative convertible preferred stock ("Series A") and to create two new series of redeemable convertible preferred stock, designated as Series B (the "Series B") and Series C (the "Series C"). The Company is authorized to issue up to 100,000 shares of each of these series of preferred stock, and each series has a par value of $1.00 per share. These series of preferred stock are not cumulative as to dividends. In connection with the amendment, the Company made a cash payment of approximately $360 representing the total accrued dividends due to the holders of the Series A. In addition, the Company issued 80,000 and 10,000 shares of Series B and Series C, respectively, for gross proceeds of $8,000 and $1,000, respectively.

During 1998, the Company amended its certificate of incorporation to amend certain terms of Series A, Series B and Series C and authorize the issuance of up to 380,000 shares of preferred stock designated as Series D. In September 1998, the Company issued 228,570 shares of Series D at $100 per share resulting in gross proceeds of $22,857.

All outstanding shares of redeemable convertible preferred stock were converted into common stock upon the closing of the Company's initial public offering on June 17, 1999. Shares of redeemable convertible preferred stock for all Series, while outstanding, were subject to the following rights and privileges:

Redemption

The Company was required to redeem each series of preferred stock in the amount of $100 per share plus accumulated and unpaid dividends in two equal annual installments commencing on the fifth anniversary upon request by holders of at least two-thirds of such series of preferred stock. Each holder of preferred stock could elect immediate redemption upon the sale of substantially all of the Company's capital stock or assets to a third party. Additionally, a holder of Series D could elect redemption if the Company has violated certain covenants. However, stockholders were not entitled to elect redemption if that holder or a Director nominated by the holder voted its shares in favor of the sale. As of December 31, 1998, future redemption requirements for the preferred stock were $2,500, $7,000, $16,093, and $11,593 in the years ended December 31, 2001, 2002,
2003 and 2004 respectively, plus additional accrued dividends.

In thousands, except share and per share data



Liquidation

In the event of any liquidation, dissolution, or winding-up of the Company, the holders of the Series D were entitled to a liquidation preference of up to $100 per share plus all accrued but unpaid dividends before any payments are made to the holders of the Series A, Series B or Series C. After payments to the Series D stockholders, the holders of the Series A, Series B or Series C were entitled to receive a liquidation payment of $100 per share and any accumulated and unpaid dividends. Any assets remaining after such liquidation payment to the preferred stockholders would be available for distribution ratably to common stockholders.

Dividends

The holders of Series D were entitled to cumulative dividend rights at a rate of 5% per annum of the Series D liquidation preference. The dividend rights would be payable in cash, as an addition to the liquidation preference or an issuance of Series D shares at the discretion of the Company or any combination of the foregoing. Series D accumulated dividends were to be paid before dividends or distributions were made to the holders of the Series A, Series B or Series C. The Company would pay a dividend or distribution on the same terms and at the same or equivalent rate on each share of Series A, Series B, Series C and Series D whenever a dividend or distribution was declared or paid on any shares of the common stock. At December 31, 1998, Series D stockholders were entitled to cumulative dividends in arrears of approximately $329. Accrued dividends of $878 were converted to 218,387 shares of common stock in June 1999 in connection with the Company's initial public offering.

Conversion

The number of shares of common stock into which the Series A, Series B, Series C and Series D were convertible was determined by multiplying each share by the quotient of $100 divided by the conversion price as follows: Series A--approximately $2.04 per share; Series B and C--$7.00 per share; Series D--$4.00 share. All unpaid dividends were to be paid upon conversion.

Each share of Series A, Series B and Series C was convertible into the Company's common stock at the option of the holder at any time prior to redemption, or would be automatically converted upon the closing of a public offering of the Company's common stock resulting in a price of at least $8.00 per share and gross proceeds of at least $25,000, subject to anti-dilution provisions.

Each share of Series D was convertible into the Company's common stock at the option of the holder at any time after the earlier of a conversion event or March 18, 2000. A conversion event includes any transaction that would be deemed a liquidation, Mr. DeMello's ceasing to be an officer, director or consultant of the Company, certain actions by the Company without a prior affirmative vote by a majority of the Series D stockholders, a change in persons constituting the majority of the board of directors or a material adverse change in the Company's business. Each Series D share would be automatically converted upon the closing of the first sale of a public offering resulting in at least $25,000 of gross proceeds for at least $8.00 per share provided that an investment banker delivers an opinion that deems the conversion is necessary to facilitate a successful public offering, or upon a sale the shares of Series A, Series B, Series C and Series D redeemable convertible preferred stock ("Preferred Stock") and accrued dividends on the Series D Preferred Stock were converted into 9,673,109 shares of common stock.

Voting

Holders of Series A, Series B, Series C and Series D did not have voting rights but holders of Series A and Series C, voting together, and holders of Series B, voting separately, have the right to elect one director of the Company, or in lieu thereof, one individual as an observer at all meetings of the Company's board of directors. Holders of Series D had the right to elect one director of the Company and one individual as an observer at all meetings of the Company's board of directors. The Company was required to request the consent of the Series D stockholders before engaging in certain activities such as the modification of the rights of the Series D stockholders, a merger or acquisition, the declaration of dividends for all capital stock and the issuance of common stock at a price less than $7.00 per share and more than $4.00 per share.

In thousands, except share and per share data


9. Stockholders' Equity

Common Stock and Preferred Stock

The holders of common stock are entitled to one vote for each share held at all meetings of the stockholders. Dividends on common stock may be paid out of lawfully available funds as and when determined by the board of directors, subject to any preferential dividend rights of preferred shareholders. In April 1999, the Company's board of directors adopted, and the stockholders approved, effective upon the closing of an initial public offering, an increase in the authorized capital stock of the Company to 50,000,000 shares of common stock and 5,000,000 shares of preferred stock, each having a par value of $0.01 per share. The board of directors is authorized, without further stockholder approval, to fix or alter the relative rights, preferences, qualifications, limitations or restrictions thereof, including any dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series.

Treasury Stock

During 1997, the Company repurchased 29,000 shares of its common stock from certain employees and directors of the Company for a total of approximately $203. During 1998, the Company received 5,000 shares of common stock as consideration for payment of a $35 employee note receivable.

Stock Split

On April 8, 1999, the board of directors declared a 1-for-2 reverse stock split of common stock. All common shares and per share amounts in the consolidated financial statements and related footnotes have been restated to reflect the effect of the reverse stock split for all periods presented.

Initial Public Offering

In June 1999, the Company completed an initial public offering of its common stock (the "IPO"). A total of 4,998,482 shares of the Company's common stock were sold at a price of $10.00 per share, including the exercise of the underwriter's over allotment option in July 1999, generating gross offering proceeds of approximately $50,000. After deducting approximately $5,000 in underwriting discounts and other related expenses, the net proceeds to the Company were approximately $45,000. Concurrent with the IPO, all of the shares of Series A, Series B, Series C and Series D redeemable convertible preferred stock ("Preferred Stock") and accrued dividends on the Series D Preferred Stock were converted into 9,673,109 shares of Streamline's common stock.

10. Stock Option Plan and Employee Stock Purchase Plan

Stock Option Plans

On June 10, 1993, the Company adopted two stock option plans. The 1993 Employee Option Plan ("Employee Plan") initially allowed for the granting of 202,750 shares of either statutory or non-statutory options as defined by Section 422 of the Internal Revenue Code. As of December 31, 1998, the Company had authorized 1,500,000 shares to be issued in connection with the Employee Plan. In April 1999, the Company increased the number of authorized shares to be issued under this plan to 2,500,000. As of December 31, 1998 and January 1, 2000, there were approximately 882,500 and 316,000 shares available for future grants under the Employee Plan, respectively.

The Director Option Plan ("Director Option Plan") allows for the granting of shares of non-statutory options and is not intended to meet the requirements of Internal Revenue Code Section 422. As of December 31, 1998, an aggregate of 125,000 shares of common stock had been reserved for issuance upon the exercise of options available under the Director Option Plan. During 1999, the Company increased the number of authorized shares to be issued under this plan to 400,000. As of December 31, 1998 and January 1, 2000, there were approximately 37,500 and 312,500 shares available for future grants under the Director Option Plan, respectively.

In thousands, except share and per share data


Options are generally granted at a price established by the board of directors to be not less than the fair market value of the stock on the date of grant. The options vest at various rates over periods up to four years and expire up to ten years from the grant date for the Employee Option Plan and five years from the grant date for the Director Option Plan.

The Company has adopted the disclosure only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for stock options granted at or above fair value. Had compensation cost been determined based on the fair value at the grant dates for awards in 1997, 1998 and 1999 consistent with the provisions of SFAS No. 123, the Company's pro forma net loss attributable to common stockholders and pro forma basic and diluted net loss per common share for fiscal 1997, 1998 and 1999 would have been as follows:

                                                1997       1998        1999
------------------------------------------------------------------------------
Net loss attributable to common stockholder
  As reported                                 $(8,471)   $(11,702)   $(20,046)
  Pro forma                                    (8,554)    (11,783)    (21,261)
Basic and diluted net loss per common share
  As reported                                 $(2.47)    $  (3.32)   $  (1.74)
  Pro forma                                    (2.50)       (3.35)      (1.84)


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used for grants through the date of the initial public offering June 18, 1999; no volatility, no dividend yield, and risk free interest rate of 5.6% for 1997, 5.3% for 1998 and 5.1% for 1999. The following assumptions were used for grants subsequent to the initial public offering; 90% volatility, no dividend yield, and risk free interest rate of 6.0%. The expected lives for grants in 1997 and 1998 of the Employee and Directors' Plan were five and three years, respectively. The expected lives for grants in 1999 of the plans are three years. The weighted average fair value of options granted was $0.45, $0.14, and $4.23 per share for the years ended December 31, 1997 and 1998 and January 1, 2000, respectively. All options granted during the years ended December 31, 1997 and 1998 were issued at exercise prices in excess of the fair market value of the common stock. All options granted during the year ended January 1, 2000 were issued at exercise prices equal to the fair market value of the common stock.

Because the determination of the fair value of all options granted includes vesting periods over several years and additional option grants may be made each year, future effects on reported pro forma net income or net loss may differ from the above pro forma disclosures.

The following table summarizes the activity in the Company's option plans at December 31, 1997 and 1998 and January 1, 2000, and changes during the periods then ended:

                                                1997                   1998                 1999
                                         --------------------  ---------------------  --------------------
                                                     Weighted               Weighted               Weighted
                                                      average                average                average
                                                     exercise               exercise               exercise
                                         Shares        price    Shares        price   Shares         price
-------------------------------------------------------------  -------------------------------------------
Outstanding at beginning of period       450,500       $1.76    726,750       $2.84    593,000       $3.88
Granted                                  398,750        3.62    119,750        6.76  1,732,245        8.74
Exercised                                (77,550)       1.16    (34,583)       1.80    (26,667)       3.10
Forfeited                                (44,950)       1.80   (218,917)       2.30   (165,832)       8.71
                                       -------------------------------------------------------------------
Outstanding at end of period             726,750       $2.84    593,000       $3.88  2,132,746       $7.46
                                       ===================================================================
Options exercisable at end
   of period                             162,250       $1.84    307,415       $2.80    564,620       $3.98
                                       ===================================================================

In thousands, except share and per share data


The following table summarizes information about stock options outstanding at January 1, 2000:

                          Total           Weighted
                         number            average        Number
Range of             of options          remaining    of options
Exercise Price      outstanding   contractual life   exercisable
----------------------------------------------------------------
$1.00 -  4.00          343,334                 6.1       337,168
 6.50 -  7.00        1,048,162                 9.1       227,452
 7.63 -  9.56           20,750                 9.6            --
10.00 - 12.81          719,500                 9.5            --
                    ============================================
                     2,132,746                 8.8       564,620
                    ============================================

Employee Stock Purchase Plan

In April 1999, the Company's board of directors and stockholders approved the 1999 Employee Stock Purchase Plan (the "1999 Purchase Plan"). The Company has reserved 250,000 shares of common stock for issuance under the 1999 Purchase Plan. No shares were issued in 1999.

11. Common Stock Warrants

The following table summarizes the activity related to warrants at December 31, 1997 and 1998, and January 1, 2000 and changes during the periods then ended:

                                              1997                    1998                 1999
                                        ---------------------------------------------------------------
                                                  Weighted                Weighted             Weighted
                                                   average                 average              average
                                                  exercise                exercise             exercise
                                         Shares      price       Shares      price    Shares      price
-------------------------------------------------------------------------------------------------------
Outstanding at beginning of period       50,000      $1.93     435,714       $5.28   788,714      $5.67
Granted                                 385,714       5.72     553,000        6.46    75,000       7.00
Exercised                                    --         --          --          --   (35,000)      1.99
Forfeited                                    --         --    (200,000)       7.00   (75,000)      7.00
                                      -----------------------------------------------------------------
Outstanding at end of period            435,714      $5.28     788,714       $5.67   753,714      $5.67
                                      =================================================================
Warrants exercisable at end
   of period                            193,929      $3.84     681,571       $5.46   753,714      $5.67
                                      =================================================================

The weighted average fair value of warrants granted during 1997, 1998, and 1999 estimated on the date of grant using the Black-Scholes option-pricing model was $2.74, $1.82 and $6.29, respectively. The fair value was estimated using an expected volatility of 50% in 1997 and 80% in 1998 and 1999, risk free rates of 5.8% to 6.3% in 1997, 4.1% to 5.5% in 1998, and 4.5% to 6.2% in 1999 and the
contractual term of the warrant.

In thousands, except share and per share data


The following table summarizes information about warrants outstanding at January 1, 2000:

                             Total number          Weighted
                              of warrants           average
                              outstanding         remaining
Exercise Price            and exercisable  contractual life
------------------------------------------------------------------
   $1.80                          15,000                 1.0
    2.04                         100,000                 4.6
    4.00                         100,000                 4.0
    7.00                         538,714                 3.1
                               -----------------------------------
                                 753,714                 3.4 years
                               -----------------------------------

During 1997, the Company issued warrants for the purchase of a total of 385,714 shares of its common stock at exercise prices ranging from $2.04 - $7.00 per share and expiration dates from 2001 through 2007. These warrants were principally issued in lieu of cash consideration for services provided to the Company. Certain of these warrants were issued with immediate vesting while some of the warrants had vesting that was contingent on additional services being provided. In 1997, in connection with the issuance of these warrants, the Company recorded $330 of technology systems and development costs, $281 of capitalized software and $77 of deferred financing costs based upon the appraised value of the warrants at the date of grant. As of December 31, 1997, approximately 214,500 of these warrants were subject to vesting upon certain conditions and are subject to adjustment until the measurement date is reached. In 1998, the remeasurement of these warrants results in the Company reducing capitalized software recorded in 1997 by approximately $67. As of December 31, 1998 and January 1, 2000, 107,143 warrants granted in 1997 were subject to vesting upon certain future events and no significant value has been ascribed to these unvested warrants.

During 1998, the Company issued warrants for the purchase of a total of 553,000 shares of its common stock at exercise prices ranging from $4.00 - $7.00 per share as described below.

Warrants for the purchase of 425,000 common shares were issued in connection with the Discount Notes at an exercise price of $7.00 per share. These warrants expire upon the earlier of April 15, 2005 or five years after a public offering by the Company raising at least $25,000. In connection with the repayment of the Discount Notes, the Company notified the terms of the warrants issued in association with this debt such that the remaining unvested warrants to purchase 200,000 shares of the common stock expired immediately in exchange for the issuance of 5,000 shares of common stock for $0.1. (See Note 6.)

In addition, the Company issued warrants for the purchase of a total of 100,000 shares of its common stock at an exercise price of $4.00 per share with an expiration date in 2003 in exchange for services provided to the Company. (See
Note 7.)

The Company issued warrants for the purchase of 28,000 shares of common stock at an exercise price of $7.00 per share which are all vested as of December 31, 1998. These warrants expire in 2001. These warrants were principally issued in lieu of cash consideration for services provided to the Company. The Company recorded approximately $33 to capitalized software for the fair value of the warrants.

In April 1999, the Company issued warrants for the purchase of 75,000 shares of common stock at an exercise price of $7.00 per share in connection with a financing commitment by a current stockholder. The Company recorded approximately $472 of deferred financing costs for the estimated fair value of the warrant. In June 1999, the stockholder agreed to rescind all of its rights pursuant to this warrant, effective as of the closing of the initial public offering. In connection with this recission, the Company reversed the remaining unamortized deferred financing costs of approximately $387 at the time of the initial public offering.

In thousands, except share and per share data


12. Commitments and Contingencies

Lease Obligations
The Company leases its facilities and certain equipment under noncancelable leases. Future minimum lease obligations at January 1, 2000 are as follows:

                                         Operating         Capital
                                            leases          leases
------------------------------------------------------------------
2001                                       $ 1,930          $1,160
2002                                         1,963           1,049
2003                                         1,539             802
2004                                         1,515             269
2005                                         1,437             155
Thereafter                                   7,284             116
                                           -------          ------
Total future payments                      $15,668           3,551
                                           =======          ======
Less: amount representing interest                             519
                                                            ------
Present value of capital leases                             $3,032
                                                            ======

All capital lease obligations are fully collateralized by the equipment and are at interest rates ranging from 4% to 20%.

Total rent expense for the years ended December 31, 1997 and 1998 and January 1, 2000 was approximately $639, $948, and $1,307, respectively.


13. Income Taxes

The components of the income tax provision (benefit) are as follows:

                                       1997          1998          1999
                                     -----------------------------------
Deferred provision
  Federal                            $(2,827)      $(3,867)      $(5,317)
  State                                 (521)         (713)       (1,644)
  Change in valuation allowance        3,348         4,396         6,961
  Other                                   --           184            --
                                     -----------------------------------
   Total provision                   $    --       $    --       $    --
                                     ===================================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are approximately $9,205 and $16,165 as full amount of its deferred tax assets.

As of January 1, 2000, the Company had federal net operating loss carryforwards of approximately $39,994 and state net operating losses of approximately $39,814. The federal and state net operating loss carryforwards begin to expire in 2008 and 2000, respectively.

Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may have limited, or may limit in the future, the amount of net operating loss carryforwards which could be utilized annually to offset future taxable income and income tax liability. The amount of any annual limitation is determined based upon the Company's value prior to an ownership change.

In thousands, except share and per share data


14. Retirement Savings Plan

In 1997, the Company adopted the Streamline 401(k) Plan (the "Plan") for its employees, which has been qualified under Section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to the Plan through payroll deductions within statutory limitations and subject to any limitations included in the Plan. To date, the Company has made no contributions to the Plan.


15. Acquisition of Beacon Home Direct d/b/a Scotty's Home Market

On October 18, 1999, the Company signed a merger agreement with Beacon Home Direct, Inc., d/b/a Scotty's Home Market. On January 5, 2000, the Company acquired Scotty's, by merging it into the Company pursuant to the Agreement and Plan of Merger and Reorganization, dated as of October 18, 1999 (the "Merger Agreement"). The transaction was accounted for as a pooling of interests. The Company issued approximately 3,710,000 shares of its common stock in exchange for all of the common stock of Scotty's. Additionally, outstanding warrants and options to acquire Scotty's common stock were converted into warrants and options to acquire a total of approximately 598,000 shares of Streamline common stock.

The following pro forma summary presents the consolidated results of operations of the Company as if the acquisition of Scotty's had occurred during 1999 and as of the beginning of the periods presented, after giving effect to certain adjustments. These pro forma results are as of the beginning of the periods presented.

                                                    1997           1998           1999
------------------------------------------------------------------------------------------
(In thousands, except per share data, unaudited)

Revenue                                           $  6,514       $ 12,528       $ 22,862
Net loss attributable to common shareholders       (10,411)       (15,462)       (26,862)
Net loss per share                                $  (2.10)      $  (2.69)      $  (1.76)

16. Subsequent Events

On January 5, 2000, the Company's shareholders approved an increase in the number of authorized shares under the Employee Plan from 2,500,000 to 3,000,000 shares.

Directors and Officers


Board of Directors

Timothy A. DeMello
Chairman of the Board and Chief Executive Officer
Streamline.com

Edward Albertian
President and Chief Operating Officer
Streamline.com

Mark Cohn
Chairman and Chief Executive Officer
Damark International

Charles C. Conaway
President and Chief Operating Officer
CVS Corporation

John P. Fitzsimons
Senior Vice President
Reliance Insurance Company

Daniel J. Nordstrom
Chief Executive Officer
Nordstrom.com

Michael A. Stein
Chief Financial Officer
Nordstrom, Inc.

Thomas Jones
President
Elm Square Technologies, Inc.


Officers


Timothy A. DeMello
Chairman and Chief Executive Officer

Edward Albertian
President and Chief Operating Officer

J. Gregory Ambro
Senior Vice President and Chief Financial Officer

Lawrence P. Anderson
Vice President, Control and Accounting

John T. Burns
Vice President and General Manager, Boston Market

John Cagno
Vice President, Information Technology

Scott DeGraeve
Vice President and General Manager, Chicago Market

William P. Paul
Vice President, Merchandising

Kevin M. Sheehan
Vice President and General Manager,
Washington D.C. Market

Rod Sturchio
Vice President and General Manager,
New York/New Jersey Market

James Thompson
Vice President, Development

Mary E. Wadlinger
Vice President, Customer Quality

Gina L. Wilcox
Vice President, Sales & Marketing

Shareholder Information


Annual Meeting
The Annual Meeting of Shareholders will be held at 10:00 am on Thursday, May 25, 2000 at the offices of the Company, 27 Dartmouth Street, Westwood, MA 02090

Transfer Agent
BankBoston, N.A.
c/o Equiserve
150 Royall St.
Canton, MA 02021
Phone 781.575.3400

Corporate Counsel
Bingham Dana LLP
150 Federal Street
Boston, MA 02110
Phone 617.951.8000

Independent Accountants
PricewaterhouseCoopers LLP
One International Place
Boston, MA 02110
Phone 617.478.5000

Financial Information
To obtain our Annual Report or Form 10-K, free of charge, or other financial publications, visit our Web site or contact:
Streamline.com Investor Relations
ir@streamline.com

Corporate Offices
Streamline.com, Inc.
27 Dartmouth Street
Westwood, MA 02090
781.407.1900
781.407.1946 fax
www.streamline.com